8-2915

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08030281

ES

E COMMISSION

20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~0121943~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strand, Atkinson, Williams & York, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S.W. Market Street, Suite 1900

(No. and Street)

Portland	Oregon	97201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jenny Staggenborg (503) 546-2414

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

(Name – *if individual, state last, first, middle name*)

805 S.W. Broadway, Ste. 1200	Portland	Oregon	97205
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

FEB 29 2008

Washington, DC 111

PROCESSED

MAR 27 2008

THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradford A. Wear, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Strand, Atkinson, Williams & York, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Sharon M Timm

Notary Public

OFFICIAL SEAL
SHARON M TIMM
NOTARY PUBLIC-OREGON
COMMISSION NO. 389525
MY COMMISSION EXPIRES MAR. 11, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRAND, ATKINSON, WILLIAMS & YORK, INC.

(SEC I.D. No. 8-0121943)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND STATEMENT OF FINANCIAL CONDITION (with supplemental information)

DECEMBER 31, 2007

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Strand, Atkinson, Williams and York, Inc.:

We have audited the accompanying statement of financial condition of Strand, Atkinson, Williams & York, Inc. (the Company) as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Portland, Oregon
February 25, 2008

STRAND, ATKINSON, WILLIAMS & YORK, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS		
Cash	$	386,082
Investments (cost basis of $419,759 - Note 3)		420,582
Interest and dividends receivable		790
Receivable from clearing organization		1,850,824
Furniture, equipment, and leasehold improvements, net (Note 4)		269,899
Deposits with clearing organizations and others		100,000
Prepaid expenses and other assets		821,115
Goodwill		3,697,045
Broker retention agreements, net of accumulated amortization of $1,244,002 (Note 5)		869,381
TOTAL ASSETS	$	8,415,718
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$	179,355
Accrued expenses and other liabilities		549,981
		729,336
SUBORDINATED BORROWINGS (Note 6)		1,500,000
COMMITMENTS AND CONTINGENCIES (Note 11)		
STOCKHOLDER'S EQUITY (Note 7)		
Common stock, at stated value, authorized 1,000 shares; issued and outstanding, 500 shares		250,000
Additional paid-in capital		3,822,104
Retained earnings		2,114,278
Total stockholder's equity		6,186,382
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	8,415,718

See notes to the statement of financial condition.

STRAND, ATKINSON, WILLIAMS & YORK, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

The annual report of Strand, Atkinson, Williams & York, Inc. on Form X-17A-5 at December 31, 2007 is available for examination at 200 SW Market Street, Portland, Oregon and also at the Los Angeles, California office of the United States Securities and Exchange Commission. In addition, the Report of Independent Registered Public Accounting Firm on Internal Controls at December 31, 2007 is available for inspection at the Washington D.C., and Los Angeles, California offices of the United States Securities and Exchange Commission.

NOTE 1 – ORGANIZATION

Strand, Atkinson, Williams & York, Inc. (the "Company") is an Oregon corporation organized on January 1, 1991, and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is principally engaged in the general business of securities broker, agent, or principal, including buying, selling, exchanging, or otherwise in any manner dealing in stocks, bonds, evidence of property or indebtedness, or any securities or paper ordinarily or necessarily dealt with by security brokers, agents, or principals.

Effective December 1, 1999, Umpqua Holdings Corporation ("Umpqua") acquired 100% of the issued and outstanding common stock of the Company. Umpqua accounted for the transaction under the purchase method of accounting. The excess of the purchase price of $2,811,387 over the fair market value of the identified net assets acquired, including identified intangible assets, has been classified as goodwill and "pushed down" to the Company for accounting purposes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments – are classified as *Trading Securities* and carried at market value. The resulting difference between cost and market is included in revenue with net trading gains in the Statement of Income.

Furniture, equipment, and leasehold improvements – Furniture, equipment, and leasehold improvements are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Broker retention agreements – Broker retention agreements are amortized, generally using the straight-line method, over the service period covered by the underlying agreements, which are generally three to ten years. Amortization is charged to amortization of broker retention agreements in the Statement of Income.

Revenue recognition – Security transactions and related revenue are recorded on a trade date basis. Asset management fees are recognized quarterly as earned, based upon the terms of the underlying investment advisory contracts.

Income taxes – The Company files consolidated federal income tax returns with Umpqua. For financial reporting purposes, the Company recognizes income taxes on a separate return basis. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses, gains and losses during the reporting period. Actual results could differ from those estimates.

Goodwill – In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.* The statement requires discontinuing the amortization of goodwill and other intangible assets with indefinite useful lives. Instead, these assets are to be tested periodically for impairment and written down to their fair market value as necessary. The Company adopted the provisions of this statement effective January 1, 2002, the effect of which has been to not amortize the goodwill recorded as part of acquisitions, but to annually test it for impairment. The Company has determined that there is no impairment of its recorded goodwill.

NOTE 3 – INVESTMENTS

Investments owned are held at market value and consist of municipal bonds at December 31, 2007.

NOTE 4 – FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2007:

		Estimated Useful Lives
Furniture, fixtures, and equipment	$ 591,283	5 – 10 years
Leasehold improvements	307,721	9 – 15 years
Software	126,606	3 years
	1,025,610	
Less accumulated depreciation and amortization	(755,711)	
	$ 269,899	

NOTE 5 – BROKER RETENTION AGREEMENTS

The Company has entered into agreements, whereby it issued forgivable notes to certain employees, of which $869,381 is outstanding at December 31, 2007. The notes have due dates of three to ten years and will be forgiven ratably on each anniversary of continuous employment with the Company. If employment ceases before the due date of the related note, the remaining principal and accrued interest owing is payable to the Company in full, except under certain predetermined circumstances.

NOTE 6 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2007 consist of one subordinated note with Umpqua of $1,500,000, maturing August 2010 and bearing interest at

NOTE 6 – SUBORDINATED BORROWINGS – Continued

Umpqua's prime rate (7.25% at December 31, 2007). Interest expense related to subordinated borrowings was $120,760 for the year ended December 31, 2007.

Subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $2,016,013 which was $1,916,013 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .36 to 1.

NOTE 8 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and were not material as of December 31, 2007.

NOTE 9 – EMPLOYEE BENEFIT PLAN

Substantially all employees of the Company are eligible to participate in a 401(k) plan sponsored by Umpqua. Contributions for the plan are at the discretion of the Company's management.

NOTE 10 – STOCK OPTION PLANS

The Company participates in Umpqua's stock-based compensation plan that provides for the granting of stock options and restricted stock awards to eligible employees and directors.

NOTE 10 – STOCK OPTION PLANS – Continued

Generally, options vest ratably on an annual basis over a period of five years, the exercise price of each option equals the market price of the Company's stock on the date of the grant, and the maximum term is ten years. During 2007, no options were granted to employees or officers of the Company. At December 31, 2007, there were 44,725 non-qualified options outstanding to employees and officers of the Company, and 32,125 were exercisable.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company has noncancelable operating leases which expire during the next four years, including leased premises for its Portland, Eugene, and Medford operations and various leases for office equipment.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2007 are as follows:

Year Ending December 31	
2008	$ 479,632
2009	426,591
2010	420,167
2011	102,019
2012 and thereafter	-
Total future minimum lease payments	$ 1,428,409

In the ordinary course of business, the Company is a party to various legal and regulatory claims, actions, and complaints. Although the ultimate resolution of these matters cannot be predicted with certainty, management believes that the likelihood of these matters having a material adverse effect beyond amounts already recorded by the Company is remote.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established various procedures to reduce this risk, and therefore the potential for the Company to make

NOTE 11 – COMMITMENTS AND CONTINGENCIES – Continued

payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

NOTE 12 – RELATED PARTY BALANCES AND TRANSACTIONS

Related parties consist of Umpqua, Umpqua's wholly-owned subsidiary bank (Umpqua Bank), and principal officers and employees of Umpqua, Umpqua Bank, and the Company. Included in prepaid expenses and other assets is $68,272 of employee notes receivable and $8,396 of employee advances. The notes receivable consist of non-interest bearing loans to the Company's principal officers and employees that are due at various dates through November 2015.

In the normal course of business, the Company receives funds from and advances funds to Umpqua. These receivables and payables are short-term in nature and bear no interest. Included in accrued expenses and other liabilities is $310,411 payable to Umpqua. Included in prepaid expenses and other assets is $16,484 receivable from Umpqua. Included in other income is $243,218 of cross selling revenue from Umpqua Bank. Included in occupancy and equipment, interest and professional fees are $43,974, $120,760 and $73,723 respectively, of expenses charged from Umpqua.

NOTE 13 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 14 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreements with the clearing agent provides for payment of an agent clearing fee.

END